Exhibit 2.14

DESCRIPTION OF THE RIGHTS OF EACH CLASS OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

The following summary is a brief description of the securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of Grupo Televisa S.A.B., a limited liability public stock corporation (sociedad anónima bursátil) organized under the laws of the United Mexican States. Unless the context requires otherwise, references to “we,” “us,” “our” or “Company” refer to Grupo Televisa, S.A.B. and, where the context requires, its consolidated entities. “Group” refers to Grupo Televisa, S.A.B. and its consolidated entities. Capitalized terms used and not defined herein have the meaning ascribed to them in our annual report on Form 20-F for the fiscal year ended December 31, 2020, to which this description of securities is an exhibit (the “Form 20-F”).

The following description sets forth certain material provisions of these securities. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of (i) the Company’s Amended and Restated Bylaws (the “Bylaws”); and (ii) the Deposit Agreement between the Company, The Bank of New York, as depositary and all holders and beneficial owners of the GDSs, evidenced by Global Depositary Receipts (“GDRs”). We encourage you to refer to the Bylaws and the Deposit Agreement, as applicable, for additional information.

Capital Stock

We have four classes of capital stock: Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares. Our shares are publicly traded in Mexico in the form of certificados de participacion ordinarios (“CPOs”), each representing 117 shares--25 Series “A” Shares, 22 Series “B” Shares, 35 Series “D” Shares and 35 Series “L” Shares, which are held in the CPO Trust. Our shares also are publicly traded in the United States in the form of global depositary shares (“GDSs”), each of which represents five CPOs.

The Series “A” Shares and the Series “B” Shares are common or ordinary shares, with no par value, no dividend preference and no preference upon liquidation. The Series “D” Shares are limited-voting and preferred shares, with no par value, with the limited voting rights as described under “Voting Rights and Shareholders’ Meetings— Holders of Series “D” Shares and Series “L” Shares” below, and the dividend preference and liquidation preference described under “Preferential Rights of Series “D” Shares” below.

The L Shares are limited-voting shares, with no par value, no dividend preference, no preference upon liquidation and limited voting rights, as described under “Voting Rights and Shareholders’ Meetings—Holders of Series “D” Shares and Series “L” Shares” below.

As of December 31, 2020, our outstanding capital stock consisted of 113,019,216,542 Series “A” Shares, 50,928,412,611 Series “B” Shares, 81,022,416,386 Series “D” Shares and 81,022,416,386 Series “L” Shares.

Major Shareholders

The Azcárraga Trust, a trust for the benefit of Emilio Azcárraga Jean, currently holds 43.8% of the outstanding Series “A” Shares, 0.1% of the outstanding Series “B” shares, 0.1% of the outstanding Series “D” Shares and 0.1% of the outstanding Series “L” Shares of the Company. As a result, Emilio Azcárraga Jean currently controls the vote of such shares through the Azcárraga Trust. The Series “A” Shares held through the Azcárraga Trust constitute a majority of the Series “A” Shares whose holders are entitled to vote because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying Series “A” Shares in accordance with the trust agreement governing the CPOs and the Company’s bylaws. Accordingly, and so long as non-Mexicans own more than a minimal number of Series “A” Shares, Emilio Azcárraga Jean will have the ability to direct the election of 11 out of 20 members of our Board of Directors, as well as prevent certain actions by the stockholders, including dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws.

Pursuant to our bylaws, holders of Series “B” Shares are entitled to elect five out of 20 members of our Board of Directors.

Because the Azcárraga Trust only holds a limited number of Series “B” Shares, there can be no assurance that individuals nominated by the Azcárraga Trust appointees will be elected to our Board.

We believe that as of March 31, 2020, approximately 320.4 million of GDSs were held of record by 68 persons with U.S. addresses. Those GDSs represent 33.1% of the outstanding Series “A” Shares, 61.8% of the outstanding Series “B” Shares, 64.4% of the outstanding Series “D” Shares and 64.4% of the outstanding Series “L” Shares of the Company.

Voting Rights and Stockholders’ Meetings

Holders of Series “A” Shares. Holders of Series “A” Shares have the right to vote on all matters subject to stockholder approval at any general stockholders’ meeting and have the right, voting as a class, to appoint 11 members of our Board of Directors and the corresponding alternate directors. In addition to requiring approval by a majority of all Shares entitled to vote together on a particular corporate matter, certain corporate matters must be approved by a majority of the holders of Series “A” Shares voting separately. These matters include mergers, dividend payments, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws.

Holders of Series “B” Shares. Holders of Series “B” Shares have the right to vote on all matters subject to stockholder approval at any general stockholders’ meeting and have the right, voting as a class, to appoint five members of our Board of Directors and the corresponding alternate directors. The five directors and corresponding alternate directors elected by the holders of the Series “B” Shares will be elected at a stockholders’ meeting that must be held within the first four months after the end of each year.

Holders of Series “D” Shares and Series “L” Shares. Holders of Series “D” Shares, voting as a class, are entitled to vote at special meetings to elect two of the members of our Board of Directors and the corresponding alternate directors, each of which must be an independent director. In addition, holders of Series “D” Shares are entitled to vote on the following matters at extraordinary general meetings:

•	our transformation from one type of company to another;
•	any merger (even if we are the surviving entity);
•	extension of our existence beyond our prescribed duration;
•	our dissolution before our prescribed duration (which is currently 99 years from January 30, 2007);
•	a change in our corporate purpose;
•	a change in our nationality; and
•

the cancellation from registration of the Series “D” Shares or the securities which represent the Series “D” Shares with the securities or special section of the NRS and with any other Mexican or foreign stock exchange in which such shares or securities are registered.

Holders of Series “L” Shares, voting as a class, are entitled to vote at special meetings to elect two of the members of our Board of Directors and the corresponding alternate directors, each of which must be an independent director. Holders of Series “L” Shares are also entitled to vote at extraordinary general meetings on the following matters:

•	our transformation from one type of company to another;
•	any merger in which we are not the surviving entity; and
•	the cancellation from registration of the Series “L” Shares or the securities that represent the Series “L” Shares with the special section of the NRS.

The two directors and corresponding alternate directors elected by each of the holders of the Series “D” Shares and the Series “L” Shares are elected annually at a special meeting of those holders. Special meetings of holders of Series “D” Shares and Series “L” Shares must also be held to approve the cancellation from registration of the Series “D” Shares or Series “L” Shares or the securities representing any of such shares with the NRS, as the case may be, and in the case of Series “D” Shares, with any other Mexican or foreign stock exchange in which such shares or securities are registered. Except as otherwise required by law, all other matters on which holders of Series “L” Shares or Series “D” Shares are entitled to vote must be considered at an extraordinary general meeting. Holders of Series “L” Shares and Series “D” Shares are not entitled to attend or to address meetings of stockholders at which they are not entitled to vote. Under Mexican law, holders of Series “L” Shares and Series “D” Shares are entitled to exercise certain minority protections. See “ Other Provisions — Appraisal Rights and Other Minority Protections” below.

Minority shareholders holding at least ten percent of the capital stock represented by Series “A” Shares, will be entitled to appoint one director and its corresponding alternate for each such ten percent. Minority shareholders holding at least ten percent of the capital stock represented by Series “B” Shares, will be entitled to appoint one director and its corresponding alternate for each such ten percent. Minority shareholders holding at least ten percent of the capital stock represented by Series “D” Shares or Series “L” Shares, will be entitled to appoint one directors and its corresponding alternate for each such ten percent. Any such appointments by minority shareholders will be counted towards the number of directors that the holders of each such Series is entitled to appoint.

Other Rights of Stockholders. Under Mexican law, holders of shares of any series are also entitled to vote as a class in a special meeting governed by the same rules that apply to extraordinary general meetings, as described below, on any action that would prejudice the rights of holders of shares of such series, but not rights of holders of shares of other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. Generally, the determination of whether a particular stockholder action requires a class vote on these grounds could initially be made by the Board of Directors or other party calling for stockholder action. In some cases, under the Mexican Securities Market Law and the Mexican Companies Law, the Board of Directors, the Audit Committee, the Corporate Practices Committee, or a Mexican court on behalf of those stockholders representing 10% of our capital stock can call a special meeting. A negative determination would be subject to judicial challenge by an affected stockholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a particular proposed stockholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

General stockholders’ meetings may be ordinary general meetings or extraordinary general meetings. Extraordinary general meetings are those called to consider specific matters specified in Article 182 of the Mexican Companies Law and our bylaws, including, among others, amendments to our bylaws, our dissolution, liquidation or split-up, our merger and transformation from one form of company to another, increases and reductions in our capital stock, the approval of certain acquisitions of shares, including a change of control, as set forth in the antitakeover provisions in our bylaws and any action for civil liabilities against the members of our Board of Directors, its Secretary, or members of our Audit Committee or Corporate Practices Committee. In addition, our bylaws require an extraordinary general meeting to consider the cancellation of registration of the Series “D” Shares or Series “L” Shares or the securities representing these Shares with the NRS, as the case may be, and in the case of Series “D” Shares, with any other Mexican or foreign stock exchange in which such Shares or securities are registered. General meetings called to consider all other matters are ordinary meetings which are held at least once each year within four months following the end of each fiscal year. Stockholders may be represented at any stockholders’ meeting by completing a form of proxy provided by us, which proxy is available within fifteen days prior to such meeting, and designating a representative to vote on their behalf. The form of proxy must comply with certain content requirements as set forth in the Mexican Securities Market Law and in our bylaws.

Holders of CPOs. Holders of CPOs who are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their shares are entitled to exercise voting rights with respect to the Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares underlying their CPOs. The CPO Trustee will vote such shares as directed by Mexican holders of CPOs, which must provide evidence of Mexican nationality. Non-Mexican holders of CPOs may only vote the Series “L” Shares held in the CPO Trust and are not entitled to exercise any voting rights with respect to the Series “A” Shares, Series “B” Shares and Series “D” Shares held in the CPO Trust. Voting rights in respect of these Series “A” Shares, Series “B” Shares and Series “D” Shares may only be exercised by the CPO Trustee. Series “A” Shares, Series “B” Shares and Series “D” Shares underlying the CPOs of non-Mexican holders or holders that do not give timely instructions as to voting of such Shares, will be voted by this individuals designated by the CPO Trust’s Technical Committee (which consists of members of the Board of Directors and/or Executive Committee, who must be Mexican nationals), and at any general shareholders meeting where such series has the right to vote in the same manner as the majority of the outstanding Series “A” Shares held by Mexican nationals or Mexican corporations (directly, or through the CPO Trust, as the case may be) are voted at the relevant meeting. Series “L” Shares underlying the CPOs of any holders that do not give timely instructions as to the voting of such Shares will be voted by individuals designated by the CPO Trust’s Technical Committee (which consists of members of the Board of Directors and/or Executive Committee, who must be Mexican nationals), as instructed by such Technical Committee of the CPO Trust. The CPO Trustee must receive voting instructions five business days prior to the stockholders’ meeting. Holders of CPOs that are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their Shares also must provide evidence of nationality, such as a copy of a valid Mexican passport or birth certificate, for individuals, or a copy of the bylaws, for corporations.

As described in “Major Stockholders” above, Series “A” Shares held through the Azcárraga Trust constitute a majority of the Series “A” Shares whose holders are entitled to vote, because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying Series “A” Shares. Accordingly, the vote of Series “A” Shares held through the Azcárraga Trust generally will determine how the Series “A” Shares underlying our CPOs are voted.

Holders of GDRs. Global Depositary Receipts, or GDRs, evidencing GDSs are issued by The Bank of New York Mellon, the Depositary, pursuant to the Deposit Agreement we entered into with the Depositary and all holders from time to time of GDSs. A GDR may represent any number of GDSs. Only persons in whose names GDRs are registered on the books of the Depositary will be treated by us and the Depositary as owners and holders of GDRs. Each GDS represents the right to receive five CPOs which will be credited to the account of Banco Inbursa, S.A., the Custodian, maintained with Indeval for such purpose. Each CPO represents financial interests in, and limited voting rights with respect to, 25 Series “A” Shares, 22 Series “B” Shares, 35 Series “L” Shares and 35 Series “D” Shares held pursuant to the CPO Trust.

The Depositary will mail information on stockholders’ meetings to all holders of GDRs. At least six business days prior to the relevant stockholders’ meeting, GDR holders may instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the CPOs represented by their GDSs, and the underlying Shares. Since the CPO Trustee must also receive voting instructions five business days prior to the stockholders’ meeting, the Depositary may be unable to vote the CPOs and underlying Shares in accordance with any written instructions. Holders of GDSs that are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their Shares are entitled to exercise voting rights with respect to the Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares underlying the CPOs represented by their GDSs. Such Mexican holders also must provide evidence of nationality, such as a copy of a valid Mexican passport or birth certificate, for individuals, or a copy of the bylaws, for corporations.

Non-Mexican holders may exercise voting rights only with respect to Series “L” Shares underlying the CPOs represented by their GDSs. They may not direct the CPO Trustee as to how to vote the Series “A” Shares, Series “B” Shares or Series “D” Shares represented by CPOs or attend stockholders’ meetings. Under the terms of the CPO Trust Agreement, the CPO Trustee will vote the Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares represented by CPOs held by non-Mexican holders (including holders of GDRs) as described under “— Holders of CPOs”. If the Depositary does not timely receive instructions from a Mexican or non-Mexican holder of GDRs as to the exercise of voting rights relating to the Series “A” Shares, Series “B” Shares, Series “D” Shares or Series “L” Shares underlying the CPOs, as the case may be, in the relevant stockholders’ meeting then, if requested in writing by us, the Depositary will give a discretionary proxy to a person designated by us to vote the Shares. If no such written request is made by us, the Depositary will not represent or vote, attempt to represent or vote any right that attaches to, or instruct the CPO Trustee to represent or vote, the Shares underlying the CPOs in the relevant stockholders’ meeting and, as a result, the underlying shares will be voted in the same manner described under “— Holders of CPOs” with respect to shares for which timely instructions as to voting are not given.

If the Depositary does not timely receive instructions from a Mexican or non-Mexican holder of GDRs as to the exercise of voting rights relating to the underlying CPOs in the relevant CPO holders’ meeting, the Depositary and the Custodian will take such actions as are necessary to cause such CPOs to be counted for purposes of satisfying applicable quorum requirements and, unless we in our sole discretion have given prior written notice to the Depositary and the Custodian to the contrary, vote them in the same manner as the majority of the CPOs are voted at the relevant CPOs holders’ meeting.

Under the terms of the CPO Trust, beginning in December 2008, a non-Mexican holder of CPOs or GDSs may instruct the CPO Trustee to request that we issue and deliver certificates representing each of the Shares underlying its CPOs so that the CPO Trustee may sell, to a third party entitled to hold the Shares, all of those Shares and deliver to the holder any proceeds derived from the sale.

Limitation on Appointment of Directors. Our bylaws prohibit the appointment of individuals to our Board of Directors: who (i) are members of the board of directors or other management boards of a company (other than the Company or its subsidiaries) that has one or more concessions to operate telecommunication networks in Mexico; or (ii) directly or indirectly, are shareholders or partners of companies (other than the Company or its subsidiaries), that have one or more concessions to operate telecommunication networks in Mexico, with the exception of ownership stakes that do not allow such individuals to appoint one or more members of the management board or any other operation or decision making board.

Dividend Rights

At our annual ordinary general stockholders’ meeting, our Board of Directors is required to submit our financial statements from the previous fiscal year to the holders of our Series “A” Shares and Series “B” Shares. Once our stockholders approve these financial statements, they must then allocate our net profits for the previous fiscal year. Under Mexican law, at least 5% of our net profits must be allocated to a legal reserve, until the amount of this reserve equals 20% of our paid-in capital stock. Thereafter, our stockholders may allocate our net profits to any special reserve, including a reserve for share repurchases. After this allocation, the remainder of our net profits will be available for distribution as dividends. The vote of the majority of the Series “A” Shares and Series “B” Shares is necessary to approve dividend payments. As described below, in the event that dividends are declared, holders of Series “D” Shares will have preferential rights to dividends as compared to holders of Series “A” Shares, Series “B” Shares and Series “L” Shares. Holders of Series “A” Shares, Series “B” Shares and Series “L” Shares have the same financial or economic rights, including the participation in any of our profits.

Preferential Rights of Series “D” Shares

Holders of Series “D” Shares are entitled to receive a preferred annual dividend in the amount of Ps.0.00034412306528 per Series “D” Share before any dividends are payable in respect of Series “A” Shares, Series “B” Shares and Series “L” Shares. If we pay any dividends in addition to the Series “D” Share fixed preferred dividend, then such dividends shall be allocated as follows:

•

first, to the payment of dividends with respect to the Series “A” Shares, the Series “B” Shares and the Series “L” Shares, in an equal amount per share, up to the amount of the Series “D” Share fixed preferred dividend; and

•	second, to the payment of dividends with respect to the Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares, such that the dividend per share is equal.

Upon any dissolution or liquidation of our company, holders of Series “D” Shares are entitled to a liquidation preference equal to:

•	accrued but unpaid dividends in respect of their Series “D” Shares; plus

•	the theoretical value of their Series “D” Shares as set forth in our bylaws. See “Other Provisions — Dissolution or Liquidation” below.

Limitation on Capital Increases

Our bylaws provide that, in the event shares of a given series are issued as a result of a capital increase (in respect of a cash capital contribution), each holder of shares of that series will have a preferential right to subscribe to new shares of that series, in proportion to the number of such holder’s existing Shares of that series. In addition, primary issuances of Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares in the form of CPOs may be limited under the Mexican Securities Market Law. However, in the case of primary issuances of additional Series “A” Shares, Series “B” Shares, Series “L” Shares and Series “D” Shares in the form of CPOs, any new Series “L” Shares and Series “D” Shares may be required to be converted into Series “A” Shares or other voting stock within a term specified by the CNBV, which in no event shall exceed five years. Moreover, under the Mexican Securities Market Law, the aggregate amount of shares of an issuer with limited or non-voting rights may not exceed 25% of the total shares held by public investors. The vote of the holders of a majority of the Series “A” Shares is necessary to approve capital increases. As a result of grandfathering provisions, our existing CPO structure will not be affected by such limitations.

Preemptive Rights

In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe to a sufficient number of shares of the same series in order to maintain the holder’s existing proportionate holdings of shares of that series. Stockholders must exercise their preemptive rights within the time period fixed by our stockholders at the meeting approving the issuance of additional shares. This period must continue for at least fifteen days following the publication of notice of the issuance in the Official Gazette of the Federation and in a newspaper of general circulation in Mexico City. Under Mexican law, stockholders cannot waive their preemptive rights in advance or be represented by an instrument that is negotiable separately from the corresponding share.

U.S. holders of GDSs may exercise preemptive rights only if we register any newly issued shares under the Securities Act of 1933, as amended, or qualify for an exemption from registration. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering additional shares. In addition, if our stockholders’ meeting approves the issuance of shares of a particular series, holders of shares of other series may be offered shares of that particular series.

Limitations on Share Ownership

Ownership by non-Mexicans of shares of Mexican enterprises is regulated by the Foreign Investment Law and the accompanying Foreign Investment Regulations. The Economics Ministry and the Foreign Investment Commission are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations. The Foreign Investment Law reserves certain economic activities exclusively for the Mexican State, certain other activities exclusively for Mexican individuals or Mexican corporations, and limits the participation of non-Mexican investors to certain percentages in regard to other enterprises engaged in activities specified therein. Foreign investors may freely participate in up to 100% of the capital stock of Mexican companies or entities except for those existing companies engaged in specific activities, as described below and those with assets exceeding specified amounts established annually by the Foreign Investment Commission, in which case an approval from the Foreign Investment Commission will be necessary in order for foreign investment to exceed 49% of the capital stock. Non-Mexican ownership of shares of Mexican enterprises is restricted in some economic sectors, including broadcast television, and radio. As a result of the Telecom Reform, the participation of foreign investors can be up to 49% in free to air radio and television, subject to reciprocity requirements, and up to 100% in telecommunications services and satellite communications. Such amendments are reflected in the LFTR and Mexico’s Ley de Inversión Extranjera, or Foreign Investment Law, and the Reglamento de la Ley de Inversión Extranjera y del Registro Nacional de Inversiones Extranjeras, or the Regulation of the Foreign Investment Law and the Foreign Investment National Registry.

Through our bylaws and the trust governing the CPOs, we have limited the ownership of our Series “A” Shares and Series “B” Shares to Mexican individuals, Mexican companies whose charters contain a foreign exclusion clause, credit institutions acting as trustees (such as the CPO Trustee) in accordance with the Foreign Investment Law and the Foreign Investment Law Regulations, and trusts or stock purchase, investment and retirement plans for Mexican employees. A holder that acquires Series “A” Shares or Series “B” Shares in violation of the restrictions in our bylaws regarding non-Mexican ownership will have none of the rights of a stockholder with respect to those Series “A” Shares or Series “B” Shares. The Series “D” Shares are subject to the same restrictions on ownership as the Series “A” Shares and Series “B” Shares. However, the foregoing limitations do not affect the ability of non-Mexican investors to hold Series “A” Shares, Series “B” Shares, Series “D” Shares and Series “L” Shares through CPOs, or Series “L” Shares directly. The sum of the total outstanding number of Series “A” Shares and Series “B” Shares is required to exceed at all times the sum of the total outstanding Series “L” Shares and Series “D” Shares.

Non-Mexican states and governments are prohibited under our bylaws and the Telecommunications and Broadcasting Federal Law (“LFTR”) from owning Shares of Televisa and are, therefore, prohibited from being the beneficial or record owners of Series “A” Shares, Series “B” Shares, Series “D” Shares, Series “L” Shares, CPOs and GDSs. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortés y Fuentes, S.C., that ownership of Series “A” Shares, Series “B” Shares, Series “D” Shares, Series “L” Shares, CPOs and GDSs by pension or retirement funds organized for the benefit of employees of non-Mexican state, municipal or other governmental agencies will not be considered as ownership by non-Mexican states or governments for the purpose of our bylaws or the LFTR.

The LFTR eliminated the restrictions on foreign investment in telecommunications services and satellite communication and increased the maximum permitted foreign-ownership in broadcasting (television and radio) to 49% subject to reciprocity.

Ownership Restrictions

We may restrict transfers or, to the extent permitted under applicable law, cause the mandatory sale or disposition of CPOs and GDRs where such transfer or ownership, as the case may be, might result in ownership of CPOs or GDRs exceeding the limits under applicable law or our bylaws, the CPO Trust Agreement or the CPO indenture. Non-Mexican states and governments are prohibited under our bylaws and the LFTR from owning our Shares and are, therefore, prohibited from being beneficial or record owners of GDRs.

Other Provisions

Forfeiture of Shares. As required by Mexican law, our bylaws provide that for Series “L” Shares and CPOs, our non-Mexican stockholders formally agree with the Foreign Affairs Ministry:

•

to be considered as Mexicans with respect to the Series “L” Shares and CPOs that they acquire or hold, as well as to the property, rights, concessions, participations or interests owned by us or to the rights and obligations derived from any agreements we have with the Mexican government; and

•	not to invoke the protection of their own governments with respect to their ownership of Series “L” Shares and CPOs.

Failure to comply is subject to a penalty of forfeiture of such a stockholder’s capital interests in favor of Mexico. In the opinion of Mijares, Angoitia, Cortés y Fuentes, S.C., our Mexican counsel, under this provision a non-Mexican stockholder is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the stockholder’s rights as a stockholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in Televisa. If the stockholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government.

Exclusive Jurisdiction. Our bylaws provide that legal action relating to the execution, interpretation or performance of the bylaws shall be brought only in federal courts located in Mexico City.

Duration. Our corporate existence under our bylaws continues until 2106.

Dissolution or Liquidation. Upon any dissolution or liquidation of our company, our stockholders will appoint one or more liquidators at an extraordinary general stockholders’ meeting to wind up our affairs. The approval of holders of the majority of the Series “A” Shares is necessary to appoint or remove any liquidator. Upon a dissolution or liquidation, holders of Series “D” Shares will be entitled to both accrued but unpaid dividends in respect of their Series “D” Shares, plus the theoretical value of their Series “D” Shares (as set forth in our bylaws). The theoretical value of our Series “D” Shares is Ps.0.00688246130560 per share. Thereafter, a payment per share will be made to each of the holders of Series “A” Shares, Series “B” Shares and Series “L” Shares equivalent to the payment received by each of the holders of Series “D” Shares. The remainder will be distributed equally among all stockholders in proportion to their number of Shares and amount paid.

Redemption. Our bylaws provide that we may redeem our Shares with distributable profits without reducing our capital stock by way of a stockholder resolution at an extraordinary stockholders’ meeting. In accordance with Mexican law and our bylaws:

•	any redemption shall be made on a pro-rata basis among all of our stockholders;
•

to the extent that a redemption is effected through a public tender offer on the Mexican Stock Exchange, the stockholders’ resolution approving the redemption may empower our Board to specify the number of shares to be redeemed and appoint the related intermediary or purchase agent; and

•	any redeemed shares must be cancelled.

Share Repurchases. As provided by Mexican law, our bylaws allow us to repurchase our Shares on the Mexican Stock Exchange at then prevailing market prices. The amount of capital stock allocated to share repurchases and the amount of the corresponding reserve created for this purpose is determined annually by our stockholders at an ordinary general stockholders’ meeting. The aggregate amount of resources allocated to share repurchases in any given year cannot exceed the total amount of our net profits in any given year, including retained earnings. Share repurchases must be charged to either our net worth if the repurchased Shares remain in our possession or our capital stock if the repurchased Shares are converted into treasury shares, in which case our capital stock is reduced automatically in an amount equal to the theoretical value of any repurchased Shares, if any. Any surplus is charged to the reserve for share repurchases. If the purchase price of the Shares is less than the theoretical value of the repurchased Shares, our capital stock account will be affected by an amount equal to the theoretical value of the repurchased Shares. Under Mexican law, we are not required to create a special reserve for the repurchase of shares, nor do we need the approval of our Board to effect share repurchases. In addition, any repurchased Shares cannot be represented at any stockholders’ meeting.

Conflicts of Interest. Under the Mexican Securities Market Law, any stockholder that votes on a transaction in which his, her or its interests conflict with our interests may be liable for damages, but only if the transaction would not have been approved without his, her or its vote. In addition, any member of the Board of Directors that votes on a transaction in which his, her or its interests conflict with our interests may be liable for damages. The Mexican Securities Market Law also imposes a duty of care and a duty of loyalty on directors as described in “Directors, Senior Management and Employees — Our Board of Directors — Duty of Care and Duty of Loyalty” in the Form 20-F. In addition, pursuant to the Mexican Securities Market Law, the Board of Directors, with input from the Corporate Practices Committee, must review and approve transactions and arrangements with related parties.

Appraisal Rights and Other Minority Protections. Whenever our stockholders approve a change in our corporate purpose or jurisdiction of organization or our transformation from one type of company to another, any stockholder entitled to vote that did not vote in favor of these matters has the right to receive payment for its Series “A” Shares, Series “B” Shares, Series “D” Shares or Series “L” Shares in an amount calculated in accordance with Mexican law. However, stockholders must exercise their appraisal rights within fifteen days after the stockholders’ meeting at which the matter was approved. Because the holders of Series “L” Shares and Series “D” Shares may only vote in limited circumstances, appraisal rights are generally not available to them. See “Voting Rights and Stockholders’ Meetings” above.

Because the CPO Trustee must vote at a general stockholders’ meeting, the Series “A” Shares, Series “B” Shares and Series “D” Shares held by non-Mexicans through the CPO Trust will be voted by individuals appointed by the Technical Committee of the CPO Trust, in the same manner as the majority of the Series “A” Shares held by Mexican nationals (directly, or through the CPO Trust, as the case may be). As a result, the Series “A” Shares, Series “B” Shares and Series “D” Shares underlying CPOs held by non-Mexicans will not be voted against any change that triggers the appraisal rights of the holders of these Shares. Therefore, these appraisal rights will not be available to holders of CPOs (or GDRs) with respect to Series “A” Shares, Series “B” Shares or Series “D” Shares.

The Mexican Securities Market Law and our bylaws include provisions that permit:

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holders of at least 10% of our outstanding capital stock to request our Chairman of the Board or of the Audit Committee or Corporate Practices Committee to call a stockholders’ meeting in which they are entitled to vote;

•	subject to the satisfaction of certain requirements under Mexican law, holders of at least 5% of our outstanding capital stock to bring an action for civil liabilities against our directors;
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holders of at least 10% of our Shares that are entitled to vote and are represented at a stockholders’ meeting to request postponement of resolutions with respect to any matter on which they were not sufficiently informed; and

•	subject to the satisfaction of certain requirements under Mexican law, holders of at least 20% of our outstanding capital stock to contest and suspend any stockholder resolution.

In addition, in accordance with the Mexican Securities Market Law, we are also subject to certain corporate governance requirements, including the requirement to maintain an audit committee and a corporate practices committee, and to elect independent directors. The protections afforded to minority stockholders under Mexican law are generally different from those in the U.S. and many other jurisdictions. Substantive Mexican law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the U.S. where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority stockholders. Furthermore, despite the fact that recent amendments to the Mexican Federal Code of Civil Procedures have provided for certain types of class actions, these actions are limited to subject matters related to the use of goods or the provision of public or private services, as well as environmental matters. Therefore, Mexican civil procedure does not contemplate class actions or stockholder derivative actions, which permit stockholders in U.S. courts to bring actions on behalf of other stockholders or to enforce rights of the corporation itself. Stockholders in Mexico also cannot challenge corporate actions taken at stockholders’ meetings unless they meet stringent procedural requirements. See “Voting Rights and Stockholders’ Meetings” above. As a result of these factors, it is generally more difficult for our minority stockholders to enforce rights against us or our directors or Major Stockholders than it is for stockholders of a corporation established under the laws of a state of the U.S. In addition, under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the proxy solicitation rules. We are also exempt from many of the corporate governance requirements of the New York Stock Exchange.

Antitakeover Protections

General. Our bylaws provide that, subject to certain exceptions: (i) any person that individually or together with any related party, that intends to acquire, directly or indirectly, in one or successive acts, beneficial ownership of ordinary Shares (as defined below) which, when coupled with ordinary Shares previously beneficially owned, represent 10% or more of our outstanding ordinary Shares; (ii) any competitor, that individually or together with any Related Party, that intends to acquire, directly or indirectly, in one or successive acts, beneficial ownership of Shares which, when coupled with Shares previously beneficially owned by such competitor, group or their affiliates, represent 5% or more of our outstanding capital stock; (iii) any person that individually or together with any related party, that wishes to acquire, directly or indirectly, in one or successive acts, beneficial ownership of ordinary Shares representing 10% or more of our outstanding ordinary Shares; and (iv) any competitor that individually or together with any related party, that intends to acquire, directly or indirectly, in one or successive acts, beneficial ownership of Shares representing 5% or more of our capital stock, must obtain the prior approval of our Board of Directors and/or of our stockholders, as the case may be, subject to certain exceptions summarized below. Holders that acquire Shares in violation of these requirements will not be registered in our stock registry. Accordingly, these holders will not be able to vote such Shares or receive any dividends, distributions or other rights in respect of these Shares. In addition, pursuant to our bylaws, these holders will be obligated to pay us a penalty in an amount equal to the market value of the Shares so acquired. Pursuant to our bylaws, “Shares” are defined as the shares (of any class or series) representing our capital stock, and any instruments or securities that represent such shares or that grant any right with respect to or are convertible into those shares, expressly including CPOs; our Series “A” Shares and Series “B” Shares are our ordinary Shares.

Pursuant to our bylaws, a “competitor” is generally defined as any person or entity dedicated, directly or indirectly, to any of the following businesses or activities: television production and broadcasting, pay-TV production, program licensing, DTH satellite services, publishing (newspaper and/or magazine), publishing distribution, music recording, cable television, the transmission of programming and/or other content by any other means known or to be known, radio broadcasting and production, the promotion of professional sports and other entertainment events, paging services, production, feature film/motion picture production and distribution, dubbing and/or the operation of an Internet portal. A “competitor” is also defined to include any person, entity and/or group that is engaged in any type of business or activity in which we may be engaged from time to time and from which we derive 5% or more of our consolidated income.

Board Notices, Meetings, Quorum Requirements and Approvals. To obtain the prior approval of our Board, a potential acquiror must properly deliver a written notice that states, among other things: (i) the number and class/type of our Shares it beneficially owns; (ii) the percentage of Shares it beneficially owns with respect to both our outstanding capital stock and the respective class/type of our Shares; (iii) the number and class/type of Shares it intends to acquire; (iv) the number and class/type of Shares it intends to grant or share a common interest or right; (v) its identity, or in the case of an acquiror which is a corporation, trust or legal entity, its stockholders or beneficiaries as well as the identity and nationality of each person effectively controlling such corporation, trust or legal entity; (vi) its ability to acquire our Shares in accordance with our bylaws and Mexican law, (vii) its source of financing the intended acquisition; (viii) if it has obtained any financing from one of its related parties for the payment of the Shares; (ix) the purpose of the intended acquisition; (x) if it intends to acquire additional Shares in the future; which coupled with the current intended acquisition of ordinary Shares and the ordinary Shares previously beneficially owned by the potential acquiror, would result in ownership of 20% or more of our ordinary Shares; (xi) if it intends to acquire control of us in the future; (xii) if the acquiror is our competitor or if it has any direct or indirect economic interest in or family relationship with one of our competitors; and (xiii) the identity of the financial institution, if any, that will act as the underwriter or broker in connection with any tender offer.

Either the Chairman, the Secretary or the Alternate Secretary of our Board of Directors must call a Board meeting within 10 calendar days following the receipt of the written notice and the Board meeting must be held within 45 calendar days following the call. Action by written consent is not permitted. With the exception of acquisitions that must be approved by the general extraordinary stockholders’ meeting as described below in “— Stockholder Notices, Meetings, Quorum Requirements and Approvals” in order to proceed with any acquisition of Shares that require Board authorization as set forth in our bylaws, such acquisition must be approved by at least the majority of the members of our Board present at a meeting at which at least 75% of the members of our Board are present. Such acquisitions must be acted upon by our Board within 60 calendar days following the receipt of the written notice described above, unless the Board determines that it does not have sufficient information upon which to base its decision. In such case, the Board shall deliver a written request to the potential acquiror for any additional information that it deems necessary to make its determination. The 60 calendar days referred to above will commence following the receipt of the additional information from the potential acquiror to render its decision.

Stockholder Notices, Meetings, Quorum Requirements and Approvals. In the event: (i) of a proposed acquisition of Shares that would result in a “change of control”; (ii) that our Board cannot hold a Board meeting for any reason; (iii) of a proposed acquisition by a competitor and having certain characteristics; or (iv) that the Board determines that the proposed acquisition must be approved by our stockholders at a general extraordinary stockholders’ meeting, among others, then the proposed acquisition must be approved by the holders of at least 75% of our outstanding ordinary Shares at a general extraordinary stockholders’ meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding ordinary Shares are present. In addition, any proposed merger, spin-off, or capital increase or decrease which results in a change of control must also be approved by the holders of at least 75% of our outstanding ordinary Shares at a general extraordinary stockholders’ meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding ordinary Shares are present. Pursuant to our bylaws, a “change of control” is defined as the occurrence of any of the following: (i) the acquisition or transfer of ownership of a majority of our outstanding ordinary Shares; (ii) the ability of a person, entity or group, other than the person who currently has the ability to, directly or indirectly, elect a majority of the members of our Board of Directors, to elect a majority of the members of our Board of Directors; or (iii) the ability of a person, entity or group, other than the person who currently has the ability to, directly or indirectly, determine our administrative decisions or policies, to determine our administrative decisions or policies. In the event that the general extraordinary stockholders’ meeting must approve the proposed acquisition, either the Chairman, the Secretary or the Alternate Secretary of our Board of Directors must publish a call for a general extraordinary stockholders’ meeting in the Official Gazette of the Federation and two other newspapers of general circulation in Mexico City at least 30 calendar days prior to such meeting (both in the case of first and subsequent calls). Once the call for the general extraordinary stockholders’ meeting has been published, all information related to the agenda for the meeting must be available for review by the holders of Shares at the offices of our Secretary.

Mandatory Tender Offers in the Case of Certain Acquisitions. If either our Board of Directors or our stockholders at a general extraordinary stockholders’ meeting, as the case may be, authorize an acquisition of ordinary Shares which increases the acquiror’s ownership to 20% or more, but not more than 50%, of our outstanding ordinary Shares, without such acquisition resulting in a change of control, then the acquiror must effect its acquisition by way of a cash tender offer for a specified number of Shares equal to the greater of (x) the percentage of ordinary Shares intended to be acquired or (y) 10% of our outstanding capital stock. In the event that our stockholders approve an acquisition that would result in a change of control, the acquiror must effect its acquisition by way of a cash tender offer for 100% of our total outstanding capital stock at a price which cannot be lower than the highest of the following: (i) the book value of the ordinary Shares and CPOs as reported on the last quarterly income statement approved by the Board of Directors, (ii) the highest closing price of the ordinary Shares, on any stock exchange during any of the three hundred-sixty-five (365) days preceding the date of the stockholders’ resolution approving the acquisition; or (iii) the highest price paid for any Shares, at any time by the acquiror. All tender offers must be made in Mexico and the U.S. within 60 days following the date on which the acquisition was approved by our Board of Directors or stockholders’ meeting, as the case may be. All holders must be paid the same price for their ordinary Shares. The provisions of our bylaws summarized above regarding mandatory tender offers in the case of certain acquisitions are generally more stringent than those provided for under the Mexican Securities Market Law. In accordance with the Mexican Securities Market Law, bylaw provisions regarding mandatory tender offers in the case of certain acquisitions may differ from the requirements set forth in such law, provided that those provisions are more protective to minority stockholders than those afforded by law. In these cases, the relevant bylaw provisions, and not the relevant provisions of the Mexican Securities Market Law, will apply to certain acquisitions specified therein.

Exceptions. The provisions of our bylaws summarized above will not apply to (i) transfers of ordinary Shares and/or CPOs by operation of the laws of inheritance, (ii) acquisitions of ordinary Shares and/or CPOs by any person who, directly or indirectly, is entitled to appoint the greatest number of members to our Board of Directors, as well as by (A) entities controlled by such person, (B) affiliates of such person, (C) the estate of such person, (D) certain family members of such person, and (E) such person, when such person acquires any ordinary Shares and/or CPOs from any entity, affiliate, person or family member referred to in (A), (B) and (D) above, and (iii) acquisitions or transfers of ordinary Shares and/or CPOs by us, our subsidiaries or affiliates, or any trust created by us or any of our subsidiaries.

Amendments to the Antitakeover Provisions. Any amendments to these antitakeover provisions must be authorized by the CNBV and registered before the Public Registry of Commerce at our corporate domicile.